January 16, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Chile:
Registration Statement under Schedule B of the Securities Act of 1933, filed on December 12, 2019
File No. 333-235463

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Republic of Chile (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-235463) under Schedule B of the Securities Act of 1933, as filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2019, as amended by Pre-Effective Amendment No.1, as filed with the Commission on January 16, 2020, be declared effective at 12:00 noon on January 17, 2020, or as soon thereafter as practicable.

Pursuant to this request, the Republic acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Republic may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE REPUBLIC OF CHILE

By:	/s/ Ignacio Briones Rojas
Ignacio Briones Rojas
Minister of Finance Republic of Chile